Exhibit 99.4
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the amendment to the Registration Statement (Form F-3 No. 333-152005) and related Prospectus Supplement of Solarfun Power Holdings Co., Ltd. for the registration of ordinary shares represented by American Depositary Shares, preferred shares, debt securities, warrants, convertible senior notes and the ordinary shares represented by American Depositary Shares, issuable upon conversion of the notes, and to the incorporation by reference therein of our reports dated May 25, 2010, with respect to the consolidated financial statements of Solarfun Power Holdings Co., Ltd. and the effectiveness of internal control over financial reporting of Solarfun Power Holdings Co., Ltd., included in its Annual Report (Form 20-F) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young Hua Ming
Ernst & Young Hua Ming
Shanghai, People’s Republic of China
November 9, 2010